UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Thorn Apple Valley
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    885184101
                         -------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
                                  617-283-8500
-------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 17, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  885184101   |                          |   Page  2  of  14  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  DDJ Capital Management, LLC                                        |
|        |  04-3300754                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]  |
|        |                      SEE ITEM #5                           (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 426,140                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 426,140                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 426,140                                                             |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 7.00%                                                               |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | OO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  885184101   |                          |   Page  3  of  14  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  DDJ Overseas Corp.                                                 |
|        |  98-01511108                                                        |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]  |
|        |                      SEE ITEM #5                           (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Cayman Islands                                                     |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 317,930                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 317,930                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 317,930                                                             |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 5.22%                                                               |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  885184101   |                          |   Page  4  of  14  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  DDJ Galileo, LLC                                                   |
|        |  04-3304422                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]  |
|        |                      SEE ITEM #5                           (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 317,930                                  |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 317,930                                  |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 317,930                                                             |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 5.22%                                                               |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | OO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  885184101   |                          |   Page  5  of  14  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  The Copernicus Fund, L.P.                                          |
|        |  04-3193825                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]  |
|        |                      SEE ITEM #5                           (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Delaware                                                           |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 82,110                                   |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 82,110                                   |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 82,110                                                              |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 1.35%                                                               |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | PN                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  885184101   |                          |   Page  6  of  14  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  DDJ Copernicus, LLC                                                |
|        |  04-3304417                                                         |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]  |
|        |                      SEE ITEM #5                           (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Commonwealth of Massachusetts                                      |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 82,110                                   |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 82,110                                   |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 82,110                                                              |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | 1.35%                                                               |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | OO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                           ---------------------------
|CUSIP NO.  885184101   |                          |   Page  7  of  14  Pages |
|          -----------  |                          |        ---     ---       |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSON                                           |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|        |  Kepler Overseas Corp.                                              |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]  |
|        |                      SEE ITEM #5                           (b) [ ]  |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS*                                                   |
|        |  WC                                                                 |
|--------|---------------------------------------------------------------------|
|  5     |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|        |  PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]  |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |  Cayman Islands                                                     |
|--------|-----------------|--------|------------------------------------------|
|                          |   7    | SOLE VOTING POWER                        |
|                          |        | 13,050                                   |
|        NUMBER OF         |--------| -----------------------------------------|
|         SHARES           |   8    | SHARED VOTING POWER                      |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          ----------------------------------------------------|
|          EACH            |   9    | SOLE DISPOSITIVE POWER                   |
|       REPORTING          |        | 13,050                                   |
|         PERSON           ----------------------------------------------------|
|          WITH            |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        |                                          |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 13,050                                                              |
|--------|---------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      |
|        | SHARES*                                                    [ ]      |
|--------|---------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  |
|        | .21%                                                                |
|--------|---------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON*                                           |
|        | CO                                                                  |
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 885184101                                           Page 8 of 14 Pages
--------------------------------------------------------------------------------

         Item 1.  Security and Issuer:

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated April 18, 1997 and filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

         This filing of this Amendment No. 1 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

         This Amendment No. 1 relates to shares of the common stock , par value of $.01 per share, (the "Shares") of Thorn Apple Valley, a Michigan corporation, (the "Company"). The principal executive offices of the Company are located at 26999 Central Park Blvd., Suite 300, Southfield, MI 48076.

         Item 2.  Identity and Background:

         This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corporation., a Cayman Islands corporation, DDJ Galileo, LLC, a Massachusetts limited liability company, Kepler Overseas Corp., a Cayman Islands corporation, The Copernicus Fund, L.P., a Delaware limited partnership and DDJ Copernicus, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Copernicus, LLC is the general partner of, and DDJ is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ is the investment manager for, DDJ Overseas Corp. DDJ is also the investment manager for Kepler Overseas Corp. and Crocodile I, LLC, a Cayman Islands limited liability company (the "Advisory Account").

         The Shares described herein are owned by one or more of The Copernicus Fund, L.P., DDJ Overseas Corporation, Kepler Overseas Corp. (jointly, the "Funds") and/or the Advisory Account. The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp. and Kepler Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. and Kepler Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbour Centre, George Town, Post Office Box 896, Grand Cayman Islands.

         The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 885184101                                           Page 9 of 14 Pages
--------------------------------------------------------------------------------

         Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

         Item 3.  Sources and Amount of Funds or Other Consideration:

         Paragraphs 1 and 2 are deleted in their entirety and amended as set forth below.

         The Funds and Advisory Account which own or owned Shares purchased an aggregate of 426,140 Shares for cash in the amount of approximately $7,510,559.25 including brokerage commissions. All of the 82,110 Shares owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 317,930 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of the 13,050 Shares owned by Kepler Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. and all of 13,050 Shares owned by the Advisory Account were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

         The attached Schedule B sets forth Shares purchased and/or sold by the Funds and/or the Advisory Account since April 26, 1997.

         Item 4.  Purpose of Transaction:

         The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds and/or Advisory Account. DDJ and the DDJ Affiliates may continue to have the Funds and/or Advisory Account purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds and Advisory Account.

         DDJ and the DDJ Affiliates intend to review continuously the equity position of the Funds and the Advisory Account in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments,

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 885184101                                          Page 10 of 14 Pages
--------------------------------------------------------------------------------


including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

         None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.


Item 5.  Interest in Securities of Issuer:

         Item 5 is deleted in its entirety and amended as set forth below.

         (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp. 317,930 Shares, or approximately 5.22% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P. 82,110 Shares, or approximately 1.35% of the outstanding Shares of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns 13,050 Shares or approximately .21% of the Company. DDJ, as investment manager to the Funds and the Advisory Account may be deemed to beneficially own 426,140 Shares, or approximately 7.00% of the outstanding Shares of the Company. DDJ disclaims any such beneficial ownership. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 885184101                                          Page 11 of 14 Pages
--------------------------------------------------------------------------------


         (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

         (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the margin agreements described in Item 3 above, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

         The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.

         Item 7.  Material to be filed as Exhibits:

         Not Applicable.

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 885184101                                          Page 12 of 14 Pages
--------------------------------------------------------------------------------


                                   Signature:


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/ Judy K. Mencher
     ----------------------
     Judy K. Mencher
     Member

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP NO. 885184101                                          Page 13 of 14 Pages
--------------------------------------------------------------------------------


                                   SCHEDULE A
                                   ----------

         The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address, except that the principal address of DDJ Overseas Corporation and Kepler Overseas Corp. is set forth in Item 2.
All of the persons listed below are U.S. citizens.


NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT
----                      ----------------------------------

Daniel G. Harmetz         Principal of DDJ Capital Management, LLC, DDJ Galileo,
                          LLC and DDJ Copernicus, LLC

David J. Breazzano        Principal of DDJ Capital Management, LLC, DDJ Galileo,
                          LLC and DDJ Copernicus, LLC

Judy K. Mencher           Principal of DDJ Capital Management, LLC, DDJ Galileo,
                          LLC, DDJ Copernicus, LLC, Vice President of
                          DDJ Overseas Corporation and Director of Kepler
                          Overseas Corp.

                                  Schedule 13D

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CUSIP NO. 885184101                                          Page 14 of 14 Pages
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                                   SCHEDULE B
                                   ----------

Thorn Apple Valley
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         Set forth below is an itemization of all purchases and sales of Shares of Common Stock since April 26, 1997. The transactions were made for cash in open market transactions.

                      TYPE:
                     PURCHASE                               AGGREGATE
       DATE          OR SALE              SHARES              PRICE
       ----          -------              ------              -----

      4/28/97        PURCHASE              1,000            $18,280.00
      4/29/97        PURCHASE             26,000           $498,416.79
      4/30/97        PURCHASE              6,000           $112,117.79
       5/1/97        PURCHASE              6,700           $120,376.22
       5/2/97        PURCHASE                200             $3,556.00
       5/5/97        PURCHASE              5,000            $89,375.00
       5/7/97        PURCHASE              5,200            $92,106.03
       5/9/97        PURCHASE              1,000            $17,530.00
      5/12/97        PURCHASE              2,500            $45,075.00
      5/14/97        PURCHASE              5,000            $90,462.52
       6/9/97        PURCHASE              1,000            $17,905.00
      6/16/97        PURCHASE              1,000            $17,030.00
      6/17/97        PURCHASE              3,500            $61,792.50
      6/18/97        PURCHASE              2,500            $45,700.00
      6/20/97        PURCHASE                100             $1,828.00
      6/24/97        PURCHASE              1,300            $24,089.00